UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14F
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VICTORIA INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-27189	98-0230423
(State or other jurisdiction of incorporation)	Commission file number	(IRS Employer Identification No.)

11100 W 8th Avenue, Suite 200, Lakewood, CO  80215
 (Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code (888) 967-5552

Copies to:
Andrea Cataneo, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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VICTORIA INDUSTRIES, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us.”, and “our” are to Victoria Industries, Inc., a Nevada corporation, and its wholly owned subsidiary, Motor Sport Country Club LLC, a Colorado limited liability company (“MSCC”).

GENERAL

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board ”) as a result of the Exchange Agreement transaction as described below.  The date of this Information Statement is May 24, 2010.

This Information Statement is being mailed on or about May 24, 2010, by the Company to the holders of record of shares of its Common Stock as of the close of business on May 24, 2010. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH MOTOR SPORT COUNTRY CLUB LLC

Exchange Agreement

On May 17, 2010, the Company entered into and closed a membership interest purchase agreement (“Exchange Agreement”) among the Company, Motorsports Country Club LLC, a Colorado limited liability company (“MSCC”) and the unitholders of MSCC (the “MSCC Unitholders”).  Pursuant to the terms of the Exchange Agreement, all of the issued and outstanding membership interests of MSCC were exchanged for 20,800,000 shares of the Company’s common stock (the “Exchange”), representing 87.18% of our outstanding shares following the consummation of the transactions contemplated by the Exchange Agreement and the Purchase Agreement (as described below).  As a result of the transaction, MSCC became our wholly-owned subsidiary, with MSCC’s former unitholders acquiring a majority of the outstanding shares of our common stock.

In connection with the Exchange Agreement, on April 9, 2010, the Sellers, the Company, Motorsports Country Club LLC (“MSCC”) and Jody M. Walker, Attorney at Law (“Stock Escrow Agent”) entered into that certain stock escrow agreement and agreement to cancel shares (“Escrow Agreement”) pursuant to which upon consummation of the Exchange Agreement, the Sellers (as defined below) returned for cancellation 7,499,991 shares of common stock of the Company.

Purchase Agreement

On April 9, 2010, Thor United Corporation and Berkshire International Finance, Inc. (collectively, the “Sellers”) and Working Capital, LLC and Stephan Mueller (collectively, the “Purchasers”) entered into an Amended and Restated Common Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which the Sellers sold 2,300,000 shares of common stock of the Company to the Purchasers in a private sale for $345,000.   The transactions contemplated by the Purchase Agreement closed on May 17, 2010. The Purchase Agreement amends and restates a common stock purchase agreement entered into between the Sellers and Purchasers on or about March 5, 2010.

As set forth under “Exchange Agreement” above, upon consummation of the Exchange Agreement, the Sellers returned for cancellation 7,499,991 shares of common stock of the Company.

Upon the consummation of the Purchase Agreement, the Purchasers own approximately 75.19% of the Company’s issued and outstanding shares of common stock, based on 10,558,836 shares of common stock outstanding on the date of closing, and may be deemed in control of the Company. The source of funds for the purchase price was general working capital.

In connection with the acquisition of MSCC, on May 17, 2010, Oleg Batratchenko resigned as our chief executive officer and Leon Golden resigned as of chief financial officer, effective immediately and we appointed (i) Mr. Claus Wagner as our Chief Executive Officer and director and (ii) Mr. Robert Newson as our president and chief operating officer.

Upon the expiration of the 10-day period following the delivery and/or mailing of this Schedule 14f-1 Information Statement to our stockholders, the resignation of Mr. Batratchenko as a director of our Board, and the appointment of Robert Newson, Patrick R. McDonald, Richard P. Dutkiewicz and John Henry Schlie as members of our board of directors will also become effective.

VOTING SECURITIES

Common Stock

We are authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share.

Prior to the consummation of the Exchange Agreement and Purchase Agreement, there were 10,558,836 shares of common stock issued and outstanding. In connection with the Exchange, the Company issued 20,800,000 shares of common stock in exchange for the issued and outstanding membership interests of MSCC.  In connection with the Exchange Agreement, 7,499,961 shares of issued and outstanding shares of the Company common stock were returned to the Company and cancelled. After consummation of the Exchange Agreement and Purchase Agreement, there are currently 23,858,845 shares of Common Stock issued and outstanding.

Holders of the Company’s Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of the Company’s Common Stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, Exchange or an amendment to the Company’s certificate of incorporation.

Holders of the Company’s Common Stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no preemptive, subscription or conversion rights and there are no redemption provisions applicable to the Company’s Common Stock.

Preferred Stock

We are not authorized to issue preferred stock.

Transfer Agent

The transfer agent for the Common Stock is Pacific Stock Transfer Company. The transfer agent’s address is  844 South Pecos Road, Suite D, Las Vegas, Nevada 89120 (Telephone: (702) 361-3033 facsimile (702) 732-7890).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of  May 24, 2010, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group.  Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over their shares beneficially owned.

Name of Beneficial Owner (1)	Amount of Beneficial Ownership	Percent of Class

Claus Wagner	20,800,000	87.18%

Robert Newson	1,500,000	6.29%

Patrick McDonald	0	*

Richard P. Dutkiewicz	0	*

John Henry Schlie	0	*

All Executive Officers and Directors as a group (5 people)	22,300,000	93.47%

5% Stockholders

Stephan Mueller	1,633,333	6.85%

 (*) - Less than 1%.

(1)	Except as otherwise below, the address of each beneficial owner is c/o Motor Sport Country Club, LLC, 11100 W 8th Avenue, Suite 200, Lakewood, Colorado 80215.
(2)
Applicable percentage ownership is based on 23,858,845 shares of common stock outstanding as of May 24, 2010, together with securities exercisable or convertible into shares of common stock within 60 days of May 24, 2010, for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of May 24, 2010, are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

CHANGE OF CONTROL

 Exchange Agreement

On May 17, 2010, the Company entered into and closed a membership interest purchase agreement (“Exchange Agreement”) among the Company, Motorsports Country Club LLC, a Colorado limited liability company (“MSCC”) and the unitholders of MSCC (the “MSCC Unitholders”).  Pursuant to the terms of the Exchange Agreement, all of the issued and outstanding membership interests of MSCC were exchanged for 20,800,000 shares of the Company’s common stock (the “Exchange”), representing 87.18% of our outstanding shares following the consummation of the transactions contemplated by the Exchange Agreement and the Purchase Agreement (as described below).  As a result of the transaction, MSCC became our wholly-owned subsidiary, with MSCC’s former unitholders acquiring a majority of the outstanding shares of our common stock.

In connection with the Exchange Agreement, on April 9, 2010, the Sellers, the Company, Motorsports Country Club LLC (“MSCC”) and Jody M. Walker, Attorney at Law (“Stock Escrow Agent”) entered into that certain stock escrow agreement and agreement to cancel shares (“Escrow Agreement”) pursuant to which upon consummation of the Exchange Agreement, the Sellers (as defined below) returned for cancellation 7,499,991 shares of common stock of the Company.

Purchase Agreement

On April 9, 2010, Thor United Corporation and Berkshire International Finance, Inc. (collectively, the “Sellers”) and Working Capital, LLC and Stephan Mueller (collectively, the “Purchasers”) entered into an Amended and Restated Common Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which the Sellers sold 2,300,000 shares of common stock of the Company to the Purchasers in a private sale for $345,000.   The transactions contemplated by the Purchase Agreement closed on May 17, 2010. The Purchase Agreement amends and restates a common stock purchase agreement entered into between the Sellers and Purchasers on or about March 5, 2010.

As set forth under “Exchange Agreement” above, upon consummation of the Exchange Agreement, the Sellers returned for cancellation 7,499,991 shares of common stock of the Company.

Upon the consummation of the Purchase Agreement, the Purchasers own approximately 75.19% of the Company’s issued and outstanding shares of common stock, based on 10,558,836 shares of common stock outstanding on the date of closing, and may be deemed in control of the Company. The source of funds for the purchase price was general working capital.

CHANGES TO THE BOARD OF DIRECTORS

In connection with the acquisition of MSCC, on May 17, 2010, Oleg Batratchenko resigned as our chief executive officer and Leon Golden resigned as of chief financial officer, effective immediately and we appointed (i) Mr. Claus Wagner as our Chief Executive Officer and director and (ii) Mr. Robert Newson as our president and chief operating officer.

Upon the expiration of the 10-day period following the delivery and/or mailing of this Schedule 14f-1 Information Statement to our stockholders, the resignation of Mr. Batratchenko as a director of our Board, and the appointment of Robert Newson, Patrick R. McDonald, Richard P. Dutkiewicz and John Henry Schlie as members of our board of directors will also become effective.

 On or about the 10th day after the filing of this Form 14(f), Mr. Batratchenko’s resignation as a director of the Company shall be effective and the following will be the new executive officers and directors of the Company:

Name	Age	Position

Claus H Wagner	49	Chairman of the Board of Directors and Chief Executive Officer
Robert A Newson	54	President, Chief Operating Officer and Director
Patrick McDonald	53	Director
Richard P. Dutkiewicz	54	Director
John Henry Schlie	55	Director

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

To the best of the Company’s knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to their appointment. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Mr.  Oleg Batratchenko, Сhief Executive Officer and Chairman of the Board. In addition to his position with the Company, Mr. Batratchenko is involved in real estate development and asset management for Thor United Corporation where he worked since 2000. Since early 1995 until 2000, Mr. Batratchenko served as Vice President at Berkshire International Finance, Inc., a corporate finance and investment-banking boutique, while during 1997-2000 he was registered with a brokerage firm Phillip Louis Trading, Inc. During 1993-1994, Mr. Batratchenko worked as a Research Analyst with Safian Investment Research, Inc., a research and money management firm. Prior to that, Mr. Batratchenko worked as a Performance Analyst at Neuberger & Berman. A Wharton School of Business MBA with a focus in Finance graduate (1999), Mr. Batratchenko has an outstanding educational background, with one bachelor degree in Economics (Moscow State University - 1987) and two more International Political Economy master degrees (Moscow Institute of World Economy - 1990 and New York University - 1992).

Mr. Leon Golden, Chief Financial Officer of Victoria Industries, Inc. Mr. Golden is a certified public accountant with over 17 years of experience. For the past two years, Mr. Golden has had his own CPA practice in New York City, and prior to that he worked as a public accountant for another New York City CPA firm for fifteen years. Mr. Golden serves on the board of directors of ABDC (OTCBB—ABDV). Mr. Golden holds a B.S. degree in Accounting from Brooklyn College.

Incoming Directors and Current Officers

Claus H. Wagner, Chief Executive Officer and Director-  Since 2007, Mr. Wagner has been founder and chief executive officer of MSCC.  Mr. Wagner has also been a consultant to various financial institutions on currency derivative risk management issues since 2001.  From 1984 to 2000, Mr. Wagner held various senior positions in New York, Tokyo, London and Frankfurt for various financial institutions, including Dresdner Kleinworth Benson & Waterstein, Deutsche Bank AG and Citibank.

Robert A. Newson, President, Chief Operating Officer and Director - From May 2001 until May 2010, Mr. Newson was chairman and chief executive officer of M&A International, Inc., a business strategy-consulting firm located in Colorado predominantly advising clients in Europe and the Middle East.  As a result of the services he provided at M&A International, from March 2007 until May 2009, Mr. Newson served as a director of AKO Investments, an Abu Dhabi based investment company that handled the financial aspects of projects of its parent AKO Holdings which is owned by H.E. Sheikh Adil Kalifa Al Otaiba.   In addition, from December, 2009 to the present day, Mr. Newson serves as a director of Upstream Alliance, a Dubai-based investment firm focused in three groups of activities: oil trading, oilfield services and exploration & production.

Patrick R. McDonald, Director -  Since 2004, Mr. McDonald has served as Chief Executive Officer, President and Director of Nytis Exploration Company, an oil and gas exploration company, since April 2003. From 1998 to 2003, Mr. McDonald served as President, Chief Executive Officer, and Director of Carbon Energy Corporation, an oil and gas exploration and production company. From 1987 to 1997 Mr. McDonald served as Chief Executive Officer, President and Director of Interenergy Corporation, a natural gas gathering, processing, and marketing company. Prior to that he worked as an exploration geologist with Texaco International Exploration Company where he was responsible for oil and gas exploration efforts in the Middle East and Far East. Mr. McDonald is a member of our Audit Committee and serves as Chairman of the Compensation Committee. He is a Certified Petroleum Geologist and is a member of the American Association of Petroleum Geologists. Mr. McDonald received a bachelor of science degree in geology and economics from Ohio Wesleyan University and an MBA in finance from New York University. Since 2004, Mr. McDonald has served as a director of Forest Oil Corp., a natural gas exploration company (NYSE: FST).

John Henry Schlie, Director -  Since 1994, Mr. Schlie has been a sole practicioner at Law Officer of John Henry Schlie, P.C.  Since 2003, Mr. Schlie has been the Managing Member of Front Range Athletics LLC, a holding company for an ice rink in Greenwood Village, Colorado.

Richard P. Dutkiewicz, Director -  Since April 2010, Mr. Dutkiewicz has been executive vice president and chief financial officer of Real Mex Restaurants, Inc., a full service, casual dining Mexican restaurant company.  From October 2003 until April 2010, Mr. Dutkiewicz was chief financial officer of Einstein Noah Restaurant Group, a franchising company (NASDAQ: BAGL). From May 2003 to October 2003, Mr. Dutkiewicz was Vice President-Information Technology of Sirenza Microdevices, Inc. In May 2003, Sirenza Microdevices, Inc. acquired Vari-L Company, Inc. From January 2001 to May 2003, Mr. Dutkiewicz was Vice President-Finance, and Chief Financial Officer of Vari-L Company, Inc. From April 1995 to January 2001, Mr. Dutkiewicz was Vice President-Finance, Chief Financial Officer, Secretary and Treasurer of Coleman Natural Products, Inc., located in Denver, Colorado. Mr. Dutkiewicz's previous experience includes senior financial management positions at Tetrad Corporation, MicroLithics Corporation and various divisions of United Technologies Corporation. Mr. Dutkiewicz began his career as an Audit Manager at KPMG LLP. Mr. Dutkiewicz received a B.B.A. degree from Loyola University of Chicago. Since February 2010, Mr. Dutkiewicz has served as a director of Fifth Street Finance Corp., a specialty finance company (NYSE: FSC).

Committees

Our business, property and affairs are managed by or under the direction of the board of directors. Members of the board are kept informed of our business through discussion with the chief executive and financial officers and other officers, by reviewing materials provided to them and by participating at meetings of the board and its committees.

Our board of directors has no separate committees and it acts as the audit committee at this time. We have no qualified financial expert at this time. We intend to search for qualified individuals to serve as independent directors and members of an audit and compensation committee.

Compliance with Section 16(b) of the Exchange Act

Based solely on our review of Forms 3, 4, and 5, and amendments thereto which have been furnished to us, we believe that during the year ended December 31, 2009 and 2008 all of our officers, directors, and beneficial owners of more than 10% of any class of equity securities, timely filed, reports required by Section 16(a) of the Exchange Act of 1934, as amended.

 EXECUTIVE COMPENSATION

MSCC did not pay any compensation to its principal executive officer for the fiscal years ended December 31, 2009 and 2008.

 Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards for the fiscal year ended December 31, 2009.

Employment Agreements

We have entered into employment agreements with Claus Wagner and Robert Newson effective at the closing of the Exchange Agreement.  The employment agreements have an initial term of five years from the date of execution and shall automatically renew for an additional 12 month term unless and until either party provides written notice of termination in accordance with the terms of the employment agreements.  The employment agreements require each of the executives to devote all of their time and attention during normal business hours to our business as our Chief Executive Officer and our President and Chief Operating Officer, respectively. The employment agreements provide that each executive will receive an annual salary of $225,000 per year with an automatic increase to $250,000 after the second anniversary of the date of their respective employment agreements.  Mr. Newson shall receive 1,500,000 shares of common stock of the Company upon execution of his employment agreement and shall be entitled to receive 500,000 shares of the Company’s common stock on each anniversary of the date of his employment agreement.  In addition, each executive is entitled to (a) be provided with an automobile and cell phone to be paid for by the Company, (b) receive a cash bonus in an amount determined by the board of directors and (c) receive additional shares of common stock of the Company if they meet or exceed certain mutually agreed upon performance goals.

The employment agreements provide for termination of an executive’s employment without any further obligation on our part upon the death or disability of the executive or for cause.  In the event that an executive’s employment is terminated by him for reasonable cause, we are obligated to pay such executive (i) an amount equal to twelve month’s of his base salary if terminated within one year of the date of the employment agreement, or (ii) an amount equal to twenty four months of his base salary, if terminated after the one year anniversary of the date of the agreement,.  Termination for cause means termination as a result of (v) the executive's conviction of a felony, any crime involving moral turpitude related to or the willful commission of any other act or omission involving dishonesty or fraud with respect to, an materially affecting the business affairs of, the Company (w) conduct tending to bring the Company into substantial public disgrace or disrepute the causes substantial and material injury to the business and operations of the Company, (x) substantial and repeated failure to perform duties of the office held by such executive as reasonably directed by the Board of Directors and such failure is not cured within 30 days written notice (y) gross negligence or willful misconduct with respect to the Company that causes substantial and material injury to the business and operations of the Company and (z) any material breach of the confidentiality agreement between the Company and the executive.  Reasonable Cause means (i) material breach of our obligations under the employment agreement and the Company’s failure to cure upon 30 days written notice, (ii) any decrease in the executive's salary during the term of the executive’s employment (except for decreases that are in conjunction with decreases in executive salaries generally) or (iii) any requirement by the Company that the executive relocate his residence more than 50 miles from the Company’s headquarters.  In addition, reasonable cause under Mr. Wagner’s agreement includes (i) any change in the Company’s chief executive officer or (ii) upon any change of control.

In connection with the employment agreements, both Mr. Wagner and Mr. Newson entered into an employee confidentiality agreement which contain covenants (a) restricting the executive from engaging in any activity competitive with our business during the term of the employment agreement and in the event of termination, for a period of one year thereafter, (b) prohibiting the executive from disclosing confidential information regarding us, and (c) soliciting our employees, customers and prospective customers during the term of the employment agreement and for a period of one year thereafter.
 Director Compensation

None of our directors were compensated during the fiscal year ended December 31, 2009.

In connection with the appointment of the directors upon consummation of the Exchange Agreement, each non-employee director shall be issued 120,000 shares of the Company’s common stock, which shares shall vest in equal installments of 10,000 per month for a period of two years from the date of issuance.  In additional, each non-employee director shall be issued an initial 500 shares of the Company’s common stock for each meeting of the Company’s board of directors.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Claus Wagner, MSCC’s Chairman and Chief Executive Officer, has been responsible for 100% of the capital contributions to fund the limited operations of MSCC to date. There are no amounts outstanding to related parties and all site planning and professional services incurred to date were completed by non-related parties.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

 No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

Victoria Industries, Inc.

DATED: May 22, 2010	By:	/s/ Robert Newson
Robert Newson
President and Chief Operating Officer